April 30, 2019

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Christopher Dunham

Re:	Red River Bancshares, Inc.

Registration Statement on Form S-1 (Registration Number 333-230798)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Red River Bancshares, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m, Eastern Time, on May 2, 2019, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 1,522 copies of the preliminary prospectus dated April 25, 2019 (the “Preliminary Prospectus”), through the date hereof, to underwriters, dealers, institutions and others.

The undersigned confirms that they have complied with and will continue to comply with, and that they have been informed by any participating underwriters and dealers that they have complied with and will continue to comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signatures on Next Page]

Very truly yours,

FIG PARTNERS, LLC

By:	/s/ Gregory R. Gersack
	Name:	Gregory R. Gersack
	Title:	Managing Principal, Co-Head Investment Banking

STEPHENS INC.

By:	/s/ Sandra Farmer
	Name:	Sandra Farmer
	Title:	Senior Vice President

[Signature Page to Underwriters’ Acceleration Request]